January 16, 2026

Jason Stabell
Chief Executive Officer
Epsilon Energy Ltd.
500 Dallas St., Suite 1250
Houston, TX 77002

        Re: Epsilon Energy Ltd.
            Registration Statement on Form S-3
            Filed January 13, 2026
            File No. 333-292704
Dear Jason Stabell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    David R. Earhart